SECUI 14040255 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 39450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanguard Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Dr., Suite 270
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Serras 858-455-5070x150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

114 West 47th Street, 19th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/31/14

OATH OR AFFIRMATION

I, Gregory Serras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanguard Capital, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KI HOON CHOI
Commission No. 1962199
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 1, 2015
CLS1 CLS1

Signature 2/26/2014

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of San Diego

On Feb. 26. 2014 before me, Ki Hoon Choi, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Gregory Serras
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/~~her/the~~ir authorized capacity~~(ies)~~, and that by his/~~her/the~~ir signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KI HOON CHOI
Commission No. 1962199
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 1, 2015
CLS1

Place Notary Seal Above

Signature: [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Feb. 26. 2014 Number of Pages: -1-

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

VANGUARD CAPITAL
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2013

Contents

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Board of Directors
Vanguard Capital
San Diego, California

Report on the financial statements

We have audited the accompanying statement of financial condition of Vanguard Capital (the "Company") as of December 31, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

114 West 47th Street, 19th Floor, New York, NY 10036 **212.785-9700**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 25, 2014

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash	$	263,360
Accounts receivable		178,835
Clearing deposit		100,342
Prepaid expenses		32,238
Furniture and equipment *(net of accumulated depreciation of $80,806)*		4,834
Total assets	**$**	**579,609**

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued commissions	$	156,688
Total liabilities		**156,688**
Stockholder's equity		
Common stock *($.01 par value, 1,000 shares authorized, issued and outstanding)*		10
Additional paid-in capital		2,047,490
Accumulated deficit		(1,624,579)
Total stockholder's equity		**422,921**
Total liabilities and stockholder's equity	**$**	**579,609**

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2013

Revenue	
Commissions	$ 1,630,351
Total revenue	**1,630,351**
Expenses	
Clearing fees and commissions	1,112,932
Rent	26,907
Consulting fees	239,437
Legal and professional fees	47,103
Travel	41,788
Meals and entertainment	4,852
Automobile expense	13,620
Repairs and maintenance	383
Utilities	8,001
Office expenses	9,844
Regulatory fees and expenses	21,897
Advertising	4,340
Depreciation	4,251
Dues and subscriptions	8,942
Insurance	24,819
Seminars and training	2,966
Bank service charges	2,712
Postage	1,520
Other expenses	3,523
Total expenses	**1,579,837**
Income from operations before provision for income taxes	**50,514**
Provision for income taxes	
Current	(824)
Total provision for income taxes	**(824)**
Net income	**$ 49,690**

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2013

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Total stockholder's equity*
Balance, beginning	**$ 10**	**$ 2,047,490**	**$ (1,674,269)**	**373,231**
Net income	-	-	49,690	49,690
Balance, ending	**$ 10**	**$ 2,047,490**	**$ (1,626,579)**	**$ 422,921**

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2013

Cash flows from operating activities		
Net income	$	49,690
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,251
Net change in fair value of investments		3
Changes in operating assets and liabilities:		
Decrease in accounts receivable		193,377
Decrease in prepaid expenses		5,025
Decrease in accounts payable accrued commissions		(59,720)
Decrease in income taxes payable		(3,200)
Net cash provided by operating activities		**189,426**
Increase in cash		**189,426**
Cash, beginning of year		73,934
Cash, end of year	**$**	**263,360**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	4,024
Interest expense		--

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Vanguard Capital (the "Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The company is also registered with the Securities and Exchange Commission as an Investment Advisor under the Investment Advisers Act of 1940.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions and carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on February 24, 1988, under the laws of the State of California.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair value of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued commissions, approximate fair value because of the short maturity of those instruments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Collateral agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts receivable

The Company's accounts receivable are predominantly from its correspondent clearing firm, Pershing LLC, and custodians of the firm's Registered Investment Advisory business consisting of Charles Schwab Inc. and Genworth Financial Management Services. As of December 31, 2013, management determined that no allowance for any potential non-collection is required.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company has regulatory net capital of approximately $385,849 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2013 are summarized as follows:

Office equipment and furniture	$ 85,640
Less: accumulated depreciation	80,806
Net property and equipment	**$ 4,834**

The Company recorded $4,251 in depreciation expense for the year ended December 31, 2013.

NOTE 6 – INCOME TAXES

The decrease in the valuation allowance in the year ended December 31, 2013 was $20,870.

The significant components of the Company's deferred tax assets are as follows:

Net operating loss carry forward	$ 682,323
Total deferred tax assets	$ 682,323
Less: valuation allowance	(682,323)
Net deferred tax assets	**$ --**

As of December 31, 2013, the Company has a net operating loss carry forward of $1,624,579 which expires as follows:

December 31, 2024	$ 84,467
2025	407,912
2026	507,602
2027	70,474
2028	379,167
2029	167,735
2030	7,222

The Company uses the following tax rates:

Federal	34%
State	8%
	42%
Less: valuation allowance	42%
Net effective tax rate	--

NOTE 7 – OPERATING LEASE

On June 26, 2012 the Company moved to a new office space and enetred into a office lease agreement which will expire on May 31, 2014. The Company paid $24,000 in office rent (including area maintenance costs) for 2013. Future minimum lease payments are as follows:

December 31, 2014	$ 10,000

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2013, and February 25, 2014 when the financial statements were issued.

VANGUARD CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2013

Net capital		
Total equity capital	$	422,921
Non-allowable assets		37,072
Net Capital	**$**	**385,849**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	156,688
	$	**156,688**
Ratio: aggregate indebtedness to net capital		0.41 to 1
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	10,446
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital at 100%	$	285,849
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Requirement)	$	265,849

Reconciliation of December 31, 2013 audited computation of net capital and Company's unaudited December 31, 2013 Part IIA filing.

Unaudited December 31, 2013 net capital per December 31, 2013 Part IIA filing	$	397,539
Audit adjustments		(11,690)
Net capital	**$**	**385,849**

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2013

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

VANGUARD CAPITAL
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Board of Directors
Vanguard Capital
San Diego, California

In planning and performing our audit of the financial statements of Vanguard Capital (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

114 West 47th Street, 19th Floor, New York, NY 10036 **212.785-9700**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 25, 2014

VANGUARD CAPITAL
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2013

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Board of Directors
Vanguard Capital
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, , we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Vanguard Capital and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Vanguard Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vanguard Capital's management is responsible for Vanguard Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 25, 2014

114 West 47th Street, 19th Floor, New York, NY 10036 212.785-9700

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2013
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 2,343
Less: Payments Made:		
Date Paid	Amount	
08/05/13	$ 117	
		117
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 2,226
Payment made with Form SIPC 7		$ 2,380

See independent auditors' report

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue	$ 1,630,351
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	182,684
Other	510,294
Total deductions	$ 692,978
SIPC NET OPERATING REVENUES	$ 937,373
GENERAL ASSESSMENT @ .0025	$ 2,343

See independent auditors' report

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 204350 (Please retain this number for further inquiries regarding this form)
Submitted By: gserras
Submitted Date: Fri Feb 28 13:56:48 EST 2014

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*: KBL LLP

PCAOB #*: 2258

Auditor Address - Street*: 114 West 47th Street-19th Floor

City*: New York

State*: NY

Zip Code*: 10036

Auditor Main Phone Number*: 212-785-9700

Lead Audit Partner Name*: Sanjay Singla

Lead Audit Partner Direct Phone Number*: 646-257-4968

Lead Audit Partner Email Address*: ssingla@kbl.com

FYE: 2013-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17a-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Auditor's Report and Opinion [SEA Rules 17a-5(e)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Income (Loss) [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Changes in Financial Condition (Statement of Cash Flows) [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital [SEA Rule 17a-5(d)(2)]
- ☑ Notes of Financial Statements (Include Summary of Financial Data of Subsidiaries If Applicable) [SEA Rule 17a-5(d)(2)]
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(3)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(4)]
- ☑ Accountants Report on Material Inadequacies (Internal Control Report) [SEA Rules 17a-5(g)(1), 17a-5(g)(3) and 17a-5(j)]

SEA Rule 15c3-3 - *Select One*

- ◉ Statement Regarding Exemption from Reserve Requirements
- ○ Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(3)] AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(4)] AND Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(3)]

SEA Rule 17a-5(e)(4) - *Select One*

- ○ For Firms Claiming Exclusion from SIPC Members [SEA Rule 17a-5(e)(4)]: 1. Copy of SIPC-3 Form; and 2. Independent Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ◉ For SIPC Members [SEA Rule 17a-5(e)(4)]: 1. SIPC Supplemental Report; and 2. Copy of Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ○ For SIPC Members with Minimal Revenue[Note: Broker-Dealers do not have to file the Supplemental SIPC Report required by SEA Rule 17a-5(e)(4) provided that they report $500,000 or less in gross revenues in their annual audited statement of income filed pursuant to SEA Rule 17a-5(d).]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liablities Subordinated to Claims of General Creditors[SEA Rule 17a-5(d)(2)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* CCF02282014_00001.pdf 12254228 bytes